Filed by Steelcase Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject company: Steelcase Inc.

Commission file number: 333-290205

Steelcase: Our Post-Close Leadership Structure

Letters from Steelcase President and CEO Sara Armbruster and HNI Chairmawn, President & CEO Jeff Lorenger

Steelcase Team,

As we move closer to combining with HNI, we want to share an important update about the leadership structure that will guide Steelcase following close.

This is an important moment in our company’s story. Times of change can bring mixed emotions, yet they also create opportunities for growth and shared success. What has always defined Steelcase is the strength of our people, the depth of our relationships, and our commitment to helping the world work better.

As part of this next chapter, I will be stepping aside and leaving Steelcase at close. As previously announced, HNI Chairman, President & CEO Jeff Lorenger will lead the combined company. Until close, I will continue to work closely with him and our teams to ensure a smooth and successful transition. My focus remains on supporting our people, our customers, and our shared priorities as we prepare for this new chapter.

I also want to share that two of our longtime executives will be making transitions of their own.

Bob Krestakos will leave Steelcase in early 2026 after supporting the operations transition. His focus in the coming months will be on ensuring continuity across our manufacturing and operations teams and supporting a smooth integration with HNI. After more than three decades with Steelcase in roles across the IT and Operations organizations, Bob has had a tremendous impact on our business and our people, and we will celebrate his career more formally as we get closer to his transition.

Donna Flynn will also leave Steelcase at close. During her 14 years with the company, Donna’s leadership of our Global Talent and Impact organization has shaped our culture in a multitude of ways — from how we lead, to how we develop our teams, to how we show up for one another. Prior to this role, she led WorkSpace Futures for nearly a decade, helping establish our insight-led approaches as a cornerstone of the Steelcase brand. Her passion for people, culture, and design has had a major impact on our company, and we will celebrate her many contributions in the weeks ahead.

Following close, Steelcase will move forward with an initial leadership structure, as outlined by Jeff below. The structure is intended to provide stability for our people, customers, and dealers while creating space for a thoughtful transition and a strong foundation for the future.

I want to thank our entire senior executive team for their leadership and partnership leading up to close and for their work to support the transaction and ensure a smooth transition. I also want to thank the executives who will continue supporting the organization as part of the initial leadership team. Their dedication and leadership have strengthened Steelcase, and we are deeply grateful for their commitment through this period of change.

It continues to be the privilege of my career to serve this incredible organization. I am deeply grateful for your trust, partnership, and care as we move through this important time together.

Sara Armbruster

President and CEO, Steelcase

Message from Jeff Lorenger

I want to begin by thanking Sara for her leadership and partnership throughout this process. Her dedication to Steelcase and her collaboration in preparing for a successful integration have been invaluable.

As we look ahead to the next phase of our combined journey, our approach to the post-close structure is anchored in three guiding principles:

1.	Protect revenue and performance.

The initial structure maintains Steelcase’s sales momentum by avoiding sudden changes in the roles closest to our dealers and customers and by ensuring near-term continuity in finance leadership to deepen our understanding of Steelcase’s revenue and profitability drivers.

2.	Phase integration thoughtfully.

This approach provides time for effective transitions so leaders can partner with key stakeholders and maintain stability while preparing for the future.

3.	Foster open communication and collaboration.

We are simplifying leadership structures over time to enhance agility, efficiency, and connection as we operate together as a larger, more diversified organization.

While reporting relationships may evolve, the foundation of Steelcase’s operating model remains unchanged. Enterprise Functions, Go-to-Market Platforms, and Go-to-Market Organizations will continue to play distinct roles in creating value and serving customers.

Initial leadership effective at close

•	Allan Smith — Go-to-Market and Product

Allan will continue leading Sales in Americas, Global Brand & Communications, Research, Product Development, Engineering and Design. He will report to me and focus on supporting integration while protecting core revenue through strong dealer and customer relationships. Madelyn Hankins will continue reporting to Allan and overseeing Americas Sales, Channel, and GCC; we have no plans to change the dealer or salesforce teams.

•	Terry Lenhardt will continue leading Marketing & Customer Verticals, reporting to Allan.

•	Dave Sylvester — Finance and International

Dave will continue as Steelcase’s senior finance leader, reporting to me, and will expand his responsibilities to include oversight of EMEA and APAC. He will partner with HNI teams to support the future direction of the business, including returning EMEA and APAC to profitability, delivering on integration synergies, and continuing to educate HNI leaders on Steelcase’s financial operations.

•	Alessandro Centrone (EMEA) and Peter Lewchanin (APAC) will report to Dave.

•	Dave will also continue partnering closely with Allan on strategic initiatives and priorities across the Americas.

•	Bob Krestakos — Operations

Bob will continue leading Operations and will report to Brandon Bullock, HNI Chief Operating Officer. He will remain with Steelcase following close to oversee operational continuity and integration planning, and he will leave Steelcase in early 2026 after supporting the transition. We will begin a search, considering internal and external candidates, to succeed Bob.

•	Steve Miller — Information Technology

Steve will continue leading IT with a focus on AI and digital capabilities, accelerating investments in customer-centered digital experiences. He also continues to lead Business Transformation, which remains a key focus as we move toward cutover and integration. He will report to me. We appreciate the progress Steve and team have made to advance our AI and digital foundation.

•	Rob Poel and his team will move into Steve’s organization to lead Digital Experiences. Rob will report to Steve.

•	Bryan Saum will continue reporting to Steve with an expanded role, leading IT initiatives that support integration and serving as liaison to HNI’s IT organization.

•	Megan Blazina — Legal & Strategy

Megan will continue leading Legal and Strategy globally reporting to me, including Compliance, Trade, Regulatory, Government Affairs, Sustainability, Strategy, and Strategy Activation. To align ESG under one leader, Kim Dabbs will begin reporting to Megan at close. In addition, Megan will take on oversight for the Steelcase Global Business Centers.

•	Donna Flynn — Talent

As Sara shared, Donna will leave Steelcase at close. I’ve worked with Jen Petersen, HNI’s Head of Member and Community Relations, to align the teams that currently report to Donna. Meagan Baker, Jill Dark, Tracy Kurti, and Stephanie TenElshof will report to Jen and join her leadership team. Patrick Woo (APAC) and Nicole Benzler (EMEA) will report to Meagan, Isabel Medelin and the Talent Acquisition and Culture team will report to Jill, and the Compensation and Benefits team will now report to Kelly Livingston, HNI’s Vice President of Compensation and Benefits.

This initial leadership structure preserves momentum while we work together to define the long-term organization that will best position Steelcase for continued success within the HNI family. We are committed to maintaining clear communication throughout this transition and will continue sharing updates as plans develop. Our current estimate is that the acquisition will close sometime in December, subject to shareholder vote approval anticipated in early December.

I am grateful for your continued focus and commitment through this period of change. I have full confidence in the Steelcase team and our ability to continue delivering for our customers, supporting one another, and building a future full of opportunity.

Jeff Lorenger

Chairman, President & CEO, HNI Corporation

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, which involve risks and uncertainties. Any statements about HNI’s, Steelcase’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events and any other statements to the extent they are not statements of historical fact are forward-looking statements. Words, phrases or expressions such as “anticipate,” “believe,” “could,” “confident,” “continue,” “estimate,” “expect,” “forecast,” “hope,” “intend,” “likely,” “may,” “might,” “objective,” “plan,” “possible,” “potential,” “predict,” “project”, “target,” “trend” and similar words, phrases or expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are based on information available and assumptions made at the time the statements are made. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements about the benefits of the transaction between HNI and Steelcase (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

The following Transaction-related factors, among others, could cause actual results to differ materially from those expressed in or implied by forward-looking statements: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between HNI and Steelcase; the outcome of any legal proceedings that may be instituted against HNI or Steelcase; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that seeking or obtaining such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which HNI and Steelcase operate; any failure to promptly and effectively integrate the businesses of HNI and Steelcase; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of HNI’s or Steelcase’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the Transaction; the dilution caused by HNI’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time to the Transaction from ongoing business operations and opportunities.

Additional important factors relating to Steelcase that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, competitive and general economic conditions domestically and internationally; acts of terrorism, war, governmental action, natural disasters, pandemics and other Force Majeure events; cyberattacks; changes in the legal and regulatory environment; changes in raw material, commodity and other input costs; currency fluctuations; changes in customer demand; and the other risks and contingencies detailed in Steelcase’s most recent Annual Report on Form 10-K and its other filings with the U.S. Securities and Exchange Commission (the “SEC”).

Additional important factors relating to HNI that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, HNI’s ultimate realization of the anticipated benefits of the acquisition of Kimball International; disruptions in the global supply chain; the effects of prolonged periods of inflation and rising interest rates; labor shortages; the levels of office furniture needs and housing starts; overall demand for HNI’s products; general economic and market conditions in the United States and internationally; industry and competitive conditions; the consolidation and concentration of HNI’s customers; HNI’s reliance on its network of independent dealers; change in trade policy, including with respect to tariff levels; changes in raw material, component, or commodity pricing; market acceptance and demand for HNI’s new products; changing legal, regulatory, environmental, and healthcare conditions; the risks associated with international operations; the potential impact of product defects; the various restrictions on HNI’s financing activities; an inability to protect HNI’s intellectual property; cybersecurity threats, including those posed by potential ransomware attacks; impacts of tax legislation; and force majeure events outside HNI’s control, including those that may result from the effects of climate change, a description of which risks and uncertainties and additional risks and uncertainties can be found in HNI’s most recent Annual Report on Form 10-K and its other filings with the SEC.

These factors are not necessarily all of the factors that could cause HNI’s, Steelcase’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any forward-looking statements. Other unknown or unpredictable factors also could harm HNI’s, Steelcase’s or the combined company’s results.

All forward-looking statements attributable to HNI, Steelcase, or the combined company, or persons acting on HNI’s or Steelcase’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and HNI and Steelcase do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If HNI or Steelcase updates one or more forward-looking statements, no inference should be drawn that HNI or Steelcase will make additional updates with respect to those or other forward-looking statements. Further information regarding HNI, Steelcase and factors that could affect the forward-looking statements contained herein can be found in HNI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in Steelcase’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC.

No Offer or Solicitation

This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the transaction (the “Transaction”) between HNI Corporation (“HNI”) and Steelcase Inc. (“Steelcase”), HNI filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (SEC File No. 333-290205) to register the shares of HNI common stock to be issued in connection with the Transaction. The registration statement includes a joint proxy statement of HNI and Steelcase that also constitutes a prospectus of HNI. The registration statement became effective on November 4, 2025, and the definitive joint proxy statement/prospectus has been sent to the shareholders of each of HNI and Steelcase.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING HNI, STEELCASE, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Steelcase through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Steelcase at its website, www.steelcase.com (information included on or accessible through HNI’s website or Steelcase’s website is not incorporated by reference into this communication).